Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

March 13, 2009

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Registration Statement on Form S-3 of Harley-Davidson Customer Funding Corp.

Ladies and Gentlemen:

On behalf of Harley-Davidson Customer Funding Corp., a Nevada corporation (the “Company”), we submit for filing under EDGAR the electronic data transmission of the Company’s Registration Statement on Form S-3 (the “Registration Statement”) for registration under the Securities Act of 1933, as amended (the “Act”), of $5,400,000,000 aggregate principal amount of asset-backed notes.

The Company has previously paid registration fees in relation to unsold securities under Registration Statement No. 333-124935 which are being applied as an offset in payment of the registration fee due in connection the Registration Statement.  Accordingly, no payment of registration fees is due.

On behalf of the Company, we request that the Commission, at the appropriate time, consider an oral request by the Company for acceleration of the effectiveness of the Registration Statement.  The Company is aware of its obligations under the Act.

If you have any questions, please feel free to call Michael T. Mullins (312/558-7568) or David Galainena (312/558-7442).

Very truly yours,

/s/ Michael T. Mullins